

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

March 31, 2009

*By U.S. mail and facsimile to (330) 796-7506*

Mr. Darren R. Wells, Executive Vice President and Chief Financial Officer
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, OH 44316

>       **RE:     The Goodyear Tire & Rubber Company**
>               **Form 10-K for the fiscal year ended December 31, 2008**
>               **Filed February 18, 2009**
>               **File No. 1-01927**

Dear Mr. Wells:

　　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis, page 27

Critical Accounting Policies, page 38

1. We note your discussion of the recoverability of goodwill beginning on page 39. You state your annual goodwill impairment testing is based on "a combination of historical and forecasted results and is adjusted to exclude certain non-recurring or unusual items and corporate charges." Please explain to us and expand future filings to disclose the following:

- the nature of the historical results and the specific time periods used in your analysis,
- the basis and underlying assumptions for the forecasted results used in your analysis,
- the method and basis for combining the historical and forecasted results,
- the amount and nature of adjustments to exclude corporate charges and items deemed non-recurring or unusual, as well as the basis for making these adjustments in your analysis, and
- how this method is consistent with the guidance in paragraph 25 of SFAS 142.

2.  In future filings, please expand the discussion of your goodwill testing as follows:
    - Please quantify significant assumptions, including EBITDA multiples and the amounts used to reflect the EBITDA of your reporting units, as discussed above.
    - Discuss the quantitative and qualitative factors and judgments used in your process.
    - Analyze the sensitivity of each significant assumption on the fair value of the reporting units and potential impairment.
    - For any reporting units in which the carrying value does not significantly differ from its estimated fair value, state the carrying value of the reporting unit and the fair value of the reporting unit.
    - Provide information as to known trends, uncertainties or other factors relevant to your impairment testing.

    Given the current economic conditions and the impact it has had on your stock price and operations, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33- 8350, "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

3.  You state there were no events or circumstances that indicated the impairment test should be re-performed for goodwill for segments other than North American Tire at December 31, 2008. However, while EMEA reported record revenue in 2008, tire units decreased in each quarter of the year, with the largest declines occurring in the last quarter of 2008. EMEA and Asia Pacific Tire units have decreased 21% and 11%, respectively, for the quarter ending December 31, 2008, from the prior year quarter. Please tell us and revise future filings to clarify why you believe the significant adverse change in the business climate and its effect on these reporting units would not constitute a trigger for impairment testing. Refer to paragraph 28 of SFAS 142. Disclose how the combination of the previous reporting unit Eastern Europe, Middle East and Africa Tire with European Union

Tire has, if at all, impacted your goodwill impairment analysis for this now-consolidated EMEA segment.

Liquidity and Capital Resources, page 47

4.  We note your statement on page 47 that you believe your liquidity position is adequate to fund your operating and investing needs and debt maturities in 2009 and to provide you with flexibility to respond to further changes in the business environment.  In future filings, please significantly expand this section to include a discussion of all of the underlying factors on which such statement is based.  For example, at a minimum, you should describe, quantify and compare all sources of liquidity and cash requirements expected during 2009, so that readers can better understand the adequacy of your liquidity.  Provide an outlook for each operating segment and the company as a whole that details what customer orders, demand, production, industry trends, etc., are expected to be over the next twelve months, when considering the current activity of the markets and industries you serve.  We note the various risk factors related to the global market decline.  However, these risk factors and your liquidity section in general do not provide specific information as to how the recent decline has impacted your business, nor does it provide insight as to management's actions in response to the current adverse environment.

5.  We note your statement on page 8 that your backlog of orders is not considered material to, or a significant factor in, evaluating and understanding any of your business segments or your businesses considered as a whole.  Given the current environment, and the overall challenging results of the fourth quarter of 2008, please tell us why you believe this is so.

6.  You disclose on page 49 and elsewhere that availability under the $1.5 billion amended and restated first lien revolving credit facility is subject to a borrowing base, which is based on eligible accounts receivable and inventory.  To the extent that eligible accounts receivable and inventory decline, the borrowing base will decrease and the availability under the facility may decrease below $1.5 billion. In addition, if at any time the amount of outstanding borrowings and letters of credit under the facility exceeds the borrowing base, you are required to prepay borrowings and/or cash collateralize letters of credit sufficient to eliminate the excess.  We note accounts receivable has gone down $556 million during 2008, and that you plan on reducing inventory levels by over $500 million in 2009 as disclosed on page 27.  Given the foregoing, please tell us and disclose in future filings the calculation of your borrowing base based on the eligible accounts receivable and inventory, and disclose the thresholds at which availability would be decreased or prepayment/cash collateralization would occur.

7.  We note inventories, which accounts for 24% of your total assets at December 31, 2008, has increased 14% during 2008, and there does not appear to be a reserve thereon. As mentioned in the above comment, you plan on reducing inventory levels by over $500 million in 2009. Given the significant impact that inventory has on your liquidity, please revise your MD&A and liquidity section to disclose your inventory turnover ratios and explain any variances, and to discuss how and when the inventory reduction plan is to be executed.

8.  We note your statement on page 50 that you are in compliance with the material covenants imposed by your principal credit facilities as of December 31, 2008. You go on to describe two ratios, Covenant EBITDA to Consolidated Interest Expense and GDTE consolidated net indebtedness to GDTE consolidated EBITDA. Given the substantial amount of debt you have, please address the following comments in future filings:
    *   Clarify whether these two ratios are the only critical covenants related to all of your credit facilities. If not, please disclose those additional covenants and the requirements for each.
    *   Disclose your actual current compliance with each critical covenant. For example, you state that Covenant EBITDA to Consolidated Interest Expense may not be less than 2.0 to 1.0 for any period of four consecutive fiscal quarters. However, you should also disclose your calculation of this ratio for each of the last four quarters.
    *   Disclose any known future changes to each critical covenant, and state whether you expect to be in compliance when such changes come into effect.

    Provide us with an example of the disclosure you expect to include in future filings.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief